March 14, 2007

VIA SEDAR
British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers, Québec

Dear Sirs/Mesdames:

Re:	White Knight Resources Ltd. – Issuer Profile No. 5085
U.S. Gold Corporation – Issuer Profile No. 23668

We are counsel to White Knight Resources Ltd. This letter is to inform you that we are adding Autorité des marchés financiers, Québec as a recipient to SEDAR Project No. 1056025 and submitting their applicable filing fee for SEDAR Project NO. 1056025.

We trust the foregoing is in order.

Yours truly,

FARRIS, VAUGHAN, WILLS & MURPHY LLP

Per:	“Bo Rothstein”

Robert (Bo) Rothstein

/mp